UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
	By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Chairman and Chief Executive Officer

Date: August 3, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Trina Solar Closes Follow-On Public Offering of 4,500,000 American Depositary Shares
CHANGZHOU, China, August 3, 2009 /PRNewswire-Asia-FirstCall via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of photovoltaic, or PV, modules, announced today that its follow-on public offering of 4,500,000 American depositary shares, or ADSs, each representing 100 ordinary shares of the Company, was closed on August 3, 2009. The Company received aggregate net proceeds of approximately $123.9 million, after deducting underwriting discounts and commissions.
Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC acted as joint bookrunners for the offering, and Piper Jaffray & Co acted as a co-manager for the offering.
The offering was being made under Trina Solar’s “automatic shelf” registration statement on Form F-3 filed with the Securities and Exchange Commission on July 27, 2009. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Copies of the prospectus supplement and the accompanying prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY, 10004, telephone: (866) 471-2526, facsimile: +1-212-902-9316, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com